Filed Pursuant to Rule 433 Registration Statement No. 333 -180300 - 03 April 17, 2013

Exchange Traded Notes

Product List

TICKER	NAME	UNDERLYING INDEX	UNDERLYING	ANNUAL	INCEPTION	PRIMARY
			EXPOSURE	INVESTOR	DATE	EXCHANGE
				FEE[1]
CSMA	Merger Arbitrage	Credit Suisse Merger	Equity	0.55%	October 1,	NYSE Arca
	Index ETN	Arbitrage Liquid Index			2010
		(Net)[2]

CSMB	Leveraged	Credit Suisse Merger	Equity	0.55%	March 7,	NYSE Arca
	Merger Arbitrage	Arbitrage Liquid Index (Net)[2]			2011
	Index ETN	(Leveraged basis)

CSLS	Long/Short	Credit Suisse Long/Short	Equity	0.45%	February 19,	NYSE Arca
	Equity Index ETN	Liquid Index (Net) [2]			2010

CSMN	Market Neutral	HS Market Neutral Index	Equity	1.05%	September	NYSE Arca
	Equity ETN	Powered by HOLT TM			20, 2011

MLPN	MLP Index ETN	Cushing ® 30 MLP Index	Equity	0.85%	April 13,	NYSE Arca
					2010

GLDI	Gold Shares	Credit Suisse NASDAQ	Commodities	0.65%	January 28,	NASDAQ
	Covered Call	Gold FLOWS TM 103			2013
	Index ETN	Index [3]

SLVO	Silver Shares	Credit Suisse NASDAQ	Commodities	0.65%	April 16,	NASDAQ
	Covered Call	Silver FLOWS TM 106			2013
	Index ETN	Index [3]

[1]	Does not include any fees or charges in connection with redemption at the option of the holder, leverage charge or borrow cost charges, as applicable. Please see the applicable pricing supplement for disclosure of fees relating to the particular ETNs.
[2]	The underlying index includes a 0.50% p.a. index calculation fee.
[3]	Neither the ETN nor the underlying index reflects a direct or indirect investment in any commodity. The underlying Index is a covered call strategy on an exchange traded fund which tracks the price of the applicable commodity, less the fees and expenses associated with the applicable exchange traded fund.

See “Selected Invesment Considerations” on the following page.

For more information, please contact us:

Phone: 212-538-7333 | Email: etn.desk@credit-suisse.com | Website: www.credit-suisse.com/etn

SELECTED INVESTMENT CONSIDERATIONS

The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the applicable Index. Furthermore, the return at maturity or upon repurchase will be reduced by any fees and charges associated with the ETNs and the relevant Index. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.

You will not receive fixed periodic interest payments on any ETN. Certain ETNs may provide for the payment of periodic coupons. The amount of any such coupon payment will vary and could be zero.

Although the return on the ETNs will be based on the performance of the applicable Index, the payment of any amount due on the ETNs, including any payment upon redemption, acceleration or at maturity, and coupon payments (if any) is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.

We expect that investors will purchase and sell the ETNs primarily in the secondary market through the exchange on which such ETNs are listed. We have no obligation to maintain any listing on any exchange, and may delist the ETNs at any time.

The indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time.338Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.

We have the right to repurchase or accelerate the ETNs, as applicable, during the term of the ETNs. The amount you may receive upon a repurchase or acceleration by Credit Suisse, as applicable, may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.

Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.

An investment in ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with ETNs. For further information regarding risks related to the ETNs, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

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